SEVEN POINT.

OFFERING MEMORANDUM

facilitated by



SEVEN POINT OF ILLINOIS LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	SEVEN POINT OF ILLINOIS LLC
State of Organization	IL
Date of Formation	10/29/2019
Entity Type	Limited Liability Company
Street Address	3360 N Elston Ave, Chicago IL, 60618
Website Address	www.sevenpoint.org

(B) Directors and Officers of the Company

Key Person	amy lee
Position with the Company Title First Year	COO 2019
Other business experience (last three years)	**Founder and COO** (Seven Point of Illinois LLC, 2019 - Present); **Founder and COO** (Seven Point Growing of Illinois LLC, 2020 - Present); **Founder and COO** (Harvard Grow LLC, 2020 - Present); **Founder and Director of Patient Education** (Seven Point Dispensing of Michigan LLC, 2019 - Present);

- **Founder and Director of Marketing** (COVID Diagnostics PLLC, 02/2021 - 06/22);

- **School Social Worker** (*UCAN South*), *October 2021 - Present*); Assessment and Service Planning, Therapeutic Intervention, Planning and Organization, Building Relationships and Networks, Documentation and Reporting.

- **Curriculum Developer** (Behavior Change INC), 03/2019-10/2021, Assist with the development of presentations and other material used for trainings.

- **Director of Patient Education** (Seven Point Medical Dispensary), 2/2015 - 2/2019, Trained staff in operational procedures consistent with the Compassionate Use of Medical Cannabis Pilot Program, medical cannabis recommendation guideline protocols, diversity, and other relevant educational topics, hosted community-based interactive educational events, and provided medical cannabis education to physicians & other health care professionals.

Key Person	DEBRA GERMAN - MOORE

Position with the Company
 	
                                    Title
                              First Year
	Founder
	2019

Other business experience (last three years)	• **Founder and Director**, (Seven Point of Illinois LLC), 2019 - Present; Adult-use dispensary conditional licensee; • **Founder, President & CEO, (**Moore Security, Inc.), February 2004 - Present, Accountable for compliance with all state laws as it pertains to private security contractors and responsible for directing office operations, hiring personnel, accounting, marketing and negotiation of service contracts.

Key Person	OZZIE PORTER

Position with the Company
 	
                                    Title
                              First Year
	Founder
	2019

Other business experience (last three years)	• **Founder and Director**, (Seven Point of Illinois LLC), 2019 - Present; Adult-use dispensary conditional licensee; • **Fire Fighter; (**Chicago Fire Department, Engine Company 121 Truck 40,1724 W 95th St, Chicago); 2004-Present; • **Founder, CEO, Construction Manager; (**Present Porter Global Enterprises, LLC, Chicago, IL); 2016-Present; Rehabs single and multi-family residential buildings for rent or resale to the public and manages and leases properties to organizations renting to wards of the State of Illinois.

Key Person	Brad Zerman
Position with the Company Title First Year	 CEO 2019
Other business experience (last three years)	*List any other titles and dates of positions held (with this business or other employers) during the past three years with an indication of job responsibilities. For example:* • **Founder and CEO** (Seven Point of Illinois LLC, 2019 - Present) • **Founder and CEO** (Seven Point Growing of Illinois LLC, 2020 - Present) • **Founder and CEO** (Harvard Grow LLC, 2020 - Present) • **Director** (Illinois Independant Craft Grower Association 07/2022 - Present) • **Founder and CEO** (Seven Point Dispensing of Michigan LLC, 2019 - Present) • **Founder and CEO** (COVID Diagnostics PLLC, 02/2021 - 06/22); • **Founder and CEO** (Seven Point Medical Cannabis Dispensary, 09/2014 - 02/2019); • **Founder and CEO** (Qualtex Corporation/Sky Processing, 1993-2019; • **Director** (Medical Cannabis Alliance of Illinois 2015 - 2019);

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Brad Zerman	30%

(D) The Company's Business and Business Plan

Validation: Seven Point - Oak Park

Seven Point Oak Park was considered one of the most successful cannabis dispensaries in Illinois as indicated by patient count, robust educational programing, and the multiple articles in the media focused on physical design of the dispensary, customer experience, and Brad's entrepreneurial success

- Seven Point's marketing strategies as well as participating in festivals, fairs, and other community events proved to be highly successful with Seven Point in Oak Park.
- Seven Point Oak Park maintained the largest menu of products in the state, as stated by Illinois Dept of Financial and Professional Regulation
- Seven Point in Oak Park was highly coveted by multi-state cannabis companies and was sold to MedMen in February 2019

The Location: Seven Point - Danville Property

Brad Zerman acquired .88 acres of land right off Interstate 74 to build a structure to house the dispensary. Our property is the closest Adult-Use Cannabis dispensary to Indianapolis.

- All necessary zoning approvals from the City of Danville for a dispensary have been received.
- The property is located right next to several hotels/motels and will then be the closest dispensary to the state line of Indiana and to Indianapolis.
- In the spring of 2023, a new Golden Nugget casino will open with a 41,500 sf gaming floor, 20,000 sf of restaurant space, including Saltgrass Steak House, and a 640 car parking lot.

Intended Use of Funds

Seven Point requires additional funding to support the design plan & buildout, along with a number of other professional fees. Seven Point's designer Nina Grondin, a Partner and co-founder of Curioso in Chicago, will focus on creating meaningful, smart physical space for the community to enjoy.

- Professional Fees: Cannabis attorney and CPA to assist company with creating and finalizing its dispensary operations and financial plans and communicating this to the state regulators
- Exterior Design: Curioso design firm (to add creative design style to architecture). Architect hired separately
- Architect: Seven Point is working with a local area Architect to design the structure and create construction drawings for new construction building to house the dispensary
- Murals: Seven Point has identified local Danville-area mural artists to collaborate with Seven Point team designing and creating murals on the dispensary property

Our Story

After having lost her father to an aggressive form of lung cancer in 2013 and with his only relief being the cannabis oil that Amy Lee prepared for him, Lee contacted Brad Zerman, Seven Point Founder and CEO, to become involved in his forthcoming Oak Park, Illinois-based medical cannabis dispensary as the Director of Research and Education. Deeply understanding the multiple benefits of the cannabis plant, a passion to educate patients and the community with high-quality, evidence-based cannabis science, and the desire to provide customers with exceptional customer service is what inspired the most robust educational programming of any

medical cannabis dispensary. We maintained the largest and most diverse menu of products and the fastest patient count growth rate within the first three months of operation. This competitive and unique edge is what separates Seven Point from its competition. The fusion of Zerman's astute entrepreneurial skills, history of successful launching of businesses and keen eye for detail, and Lee's personal connection with cannabis, her clinical social work and community engagement background, and curriculum development expertise, is essentially what earned the Seven Point team this opportunity to open an Adult-use Cannabis Dispensary in Danville, Illinois.

The Team

Brad Zerman, Founder & CEO

Brad Zerman founded Seven Point-Oak Park, one of the first 55 Illinois medical cannabis dispensary licensees, in 2014 where he was CEO for 5 years. The company was sold in 2019 to a publicly traded company. Mr. Zerman is also the founder of Seven Point of Massachusetts, Inc. and anticipates his first adult-use dispensary to open this year, with cultivation opening late 2023. Zerman was also recently awarded two Illinois Craft Grower licenses, two Illinois Transportation licenses, and an adult-use dispensary license in Danville, IL, near a new casino at the Indiana state line.

Zerman is also currently a pre-qualified applicant by the state of MI and approved by the City of Berkley to operate a marijuana retailer located at 28557 Woodward Ave., Berkley, MI. Zerman has extensive experience successfully doing business in highly regulated industries. He was a Director of the Illinois Cannabis Industry Association and founding Director of the Medical Cannabis Alliance of Illinois (currently CannaBizIL). Zerman was recently elected to the Board of Directors of the Illinois Independent Craft Growers Association. He presents at local level planning meetings, such as the McHenry County Council of Governments, to offer his invaluable insight into zoning for cannabis dispensing organizations, security, operations, and community benefits of cannabis regulation.

Zerman is the founder and CEO of COVID Diagnostics, a drive up and park COVID testing facility, which operated for 17 months located in Northbrook, Illinois. Zerman was also founder and CEO of Qualtex Corporation (dba Sky Processing), which was based in Chicago, prior to its sale, with ATM locations throughout the US and Puerto Rico. Sky Processing was one of Puerto Rico's largest independent operators of ATMs and had dispensed over $5 billion in cash withdrawals since 2000. The ATM operations industry is considered "cash intensive" and requires strict adherence to numerous reporting guidelines, licensing, compliance, regulations, and oversight. For example, for 20 years, Sky Processing regularly submitted detailed reports to its sponsoring financial institutions and the Federal Financial Institutions Examination Council (FFIEC) regarding the 2200 individual ATM locations, including the source of funds and ownership of all cash held within the individual vaults of each ATM. These reports share similarities to the established reporting requirements of a cannabis dispensary in most regulated states. Zerman has 25 years of experience designing and implementing sophisticated security and risk mitigation practices. Zerman previously designed and manufactured secure outdoor-rated ATMS through his brand Qualtex. As an operator of more than 2200 ATMs, processing more than 6 million transactions per year, Zerman securely handled sensitive cardholder and customer data, including debit card numbers, credit applications, background checks, social security numbers and other personal data. Mr. Zerman has a proven and longstanding history of properly safeguarding customer data and other information. In addition, Zerman has extensive experience in the broader payment processing industry and oversaw all Sky Processing vendor relationships with transaction processors, vault cash providers, and national armored carriers. This background and his relationships within the armored carrier and payments industries and experience in the cannabis industry will be essential to running successful future cannabis operations. Given his extensive experience in the payments industry, Zerman will be a capable leader who can navigate many of the pending payment and banking issues facing the cannabis industry. Zerman was also the founder and CEO of Midwest Bancard Corporation, a regional independent sales and service organization providing credit card processing services to merchants located primarily in Illinois and Michigan. The company was sold in 2005 to a publicly traded company. Zerman and family live in Chicago with two daughters who are both attending universities.

Amy Lee, Founder & COO

Amy Lee, LCSW is an experienced contributor to the evolving world of cannabis. She spent years assisting hundreds of patients in a medical cannabis dispensary setting in Oak Park, providing medical cannabis education to the community, physicians, and other health care professionals. She has attended medical cannabis trainings including CannMed 2016 and 2017, and has completed professional medical cannabis certificate training programs including the University of Vermont Medical Cannabis Professional Certificate, Medical Cannabis Training Certificate through Healer, and The Medical Cannabis Training Institute. Amy has facilitated support groups and hosted a variety of educational events focused on utilizing cannabis therapeutically.

After receiving her Master's in Social Work, Amy worked as a bilingual School Social Worker for six years. She was then recruited by the IL-PBIS Network (now the Midwest PBIS Network), a statewide training and coaching organization, providing training and coaching to school principals, clinicians, teachers and other professionals in the application of social, emotional and behavioral sciences. Amy's social work background and her intensive medical cannabis studies, coupled with her daily interactions, provide her with invaluable knowledge, insight, and a unique perspective on effectively integrating cannabis into one's life. Additionally, Amy provided coaching and consultation to loved ones battling conditions that were alleviated through her support.

Beth Ann Berger Zerman, Director of Compliance and General Council

Ms. Berger Zerman will oversee regulatory compliance, risk management and government relations for the entity. Ms. Berger Zerman is also a Partner in the Chicago office of the law firm Lewis Brisbois Bisgaard & Smith LLP, a firm with more than 1300 lawyers and 47 offices coast to coast. She has been practicing law for more than 25 years.

Ms. Berger Zerman has more than 25 years of experience representing both public and private companies in a broad variety of industries. Ms. Berger Zerman serves as outside general counsel for a range of companies, including those in industries such as insurance, financial, media, importing and technology. Ms. Berger Zerman counsels her clients on insurance coverage and business matters, and negotiates on their behalf regarding transactions and legal relationships. Ms. Berger Zerman is also an experienced litigator with a string of successes nationwide. She represents her corporate and insurance clients in legal disputes including lawsuits, arbitrations and mediations.

Ms. Berger Zerman is a former Director of Litigation for a Chicago-based national property, casualty and specialty lines insurer. In that position she focused on regulatory concerns and oversight of litigation against health care industry professionals. During Law School, Ms. Berger Zerman was selected as a Judicial Extern for the Honorable Harry D. Leinenweber, United States District Court for the Northern District of Illinois.

Eric German, Founder, Co-Security Director

Founder and President of E.G. Security Services, Inc., a security guard company and a Disabled Veteran owned and minority owned business. Eric consults with Seven Point on the hiring and utilization of on-site security guards.

Communications Radio Operator for the Marine Corps Base Hawaii, Kaneohe Bay HI

Debra Moore German, Founder, Co-Security Director

Founder & CEO of Moore Security, Inc, a security guard company and a minority- and woman-owned business (MBE / WBE / DBE supplier). Debra consults with Seven Point on the hiring and utilization of on-site security guards.

Debra holds a Master of Management & Public Service from DePaul University

Shane Miller, PharmD, Founder, Director of Dispensing

Shane is currently a pharmacist at Blessing Health Services in Quincy, IL

Brings public awareness of the effects of CBD through education. Interests include researching cannabis, the molecular compounds the plant yields, and the effects of various concentrations and routes of administration. Shane consults with Seven Point on safe dispensing practices.

Presents to medical professionals and the public about the uses, benefits, and challenges regarding the medical use of CBD and cannabis.

Shane's strong advocacy of cannabis and its role in harm reduction is rooted in a life-changing event in which Shane's brother-in law became addicted to harsh drugs, ended up in prison, and lost custody of his child. Shane and his wife adopted the child, so he is well cared for, but Shane can't stop thinking about how different his brother-in-law's trajectory might have been had cannabis been legal at the time of his brother-in law's heavy drug addiction. Shane is confident that his brother-in law and child would not have suffered as much.

Vanessa Dotson, Founder, Hospitality Consultant

Vanessa has over 5 years experience in restaurant management and sales throughout the Chicagoland area. Vanessa is ready to consult with Seven Point on development of an on-premise cannabis consumption lounge Seven Point has been lobbying the City of Danville to approve.

Founding member of Stericycle's equity and inclusion group

Seven Point previously held cannabis education events in the restaurant in which Vanessa managed, Nandos Peri Peri, and was our liaison for coordinating the food and space at our education events

Vanessa earned an Associates Degree in Applied Sciences

Renee Lugo, Founder, Diversity & Inclusion Consultant

Renee is currently a Program Specialist with the American Bar Association in Chicago where she manages day to day organization and implementation of several projects, including planning and budgets. Renee consults with Seven Point on its current Social Equity and Diversity practices at every level, including ownership, management, staffing, and vendors.

Renee oversees the Diversity Initiatives such as the Men of Color Project and Embracing Diversity.

Ozzie Porter, Founder, Fire Suppression Consultant

Ozzie has been a Chicago Fire Fighter since 2004

Ozzie was a Wrestling Coach and Mentor with Beat the Streets in Chicago. The Beat the Streets Wrestling Program (BTS Chicago) has been dedicated to improving the lives of children and has helped hundreds of Chicago's youth for over 20 years to build character, discipline and self-esteem through their participation in the great sport of wrestling. Ozzie consults with Seven Point on fire prevention and suppression.

Nina Grondin, Director of Design

Nina Grondin is a Partner and co-founder of Curioso in Chicago, where she focuses on creating meaningful, smart projects that impact the way humans interact with physical space. She approaches each project from a business perspective but with a storyteller's eye, constantly looking to evoke an emotive human connection.

Nina's relationship with the restaurant and hospitality industry has been enduring and deep rooted. With a degree in business administration an economics Nina began her career in financial marketing, but her path quickly led her to hands-on operational experience, a third degree in design and early work experience focused on strategic design planning for a number of brands. This background gives Nina a unique appreciation and knowledge of the industry's day-to-day flow with a business-minded eye that views design as a creative opportunity for grassroots community building. Because community engagement is at the core of Nina's business principles, she is proud to be a member of the Metropolitan Pier and Exposition Authority (MPEA) Board of Directors. In this role, Nina leverages her experience to help bring trade shows, conventions and public events to Chicago as part of an ongoing effort to strengthen the state and city economies.

Luther Syas, Founder, Drug Education & Prevention Consultant

Luther is a Community Outreach Specialist for Prevention Partnership's Communication Campaign for Healthy Lifestyles. This organization provides drug and alcohol prevention education to the students in Chicago Public Schools

Currently the Director of Outreach Westside Heroin/Opioid Task Force

Luther will consult with Seven Point and assist in developing its drug prevention program and partnerships.

Edwin Reyes, Founder, Community Outreach Consultant

Edwin is a Native Chicagoan who has worked for the City of Chicago, The County of Cook, the State of Illinois and is a proud United States Air Force Veteran.

Edwin Reyes held the position of Chicago District Community Violence Prevention Officer, developed curriculum for Gang Avoidance Initiative Network (GAIN) and served as Instructor for this city-wide initiative.

Served as Lead Instructor for (GAIN) at several CPS high schools to reduce gang activity in the high schools and surrounding communities.

The Opportunity: Seven Point - Illinois-Danville

An opportunity to invest in an independent, Social-Equity-owned cannabis company, located in Danville, Illinois - one half mile from the Indiana border.

- We are seeking all types of investors and hoping the residents of our host city, Danville, Illinois and Vermilion County in addition to neighboring Indiana state residents will join our venture by investing and growing with us.
- CEO has strong experience starting and operating multiple businesses, including an early round Illinois medical cannabis dispensary
- CEO had previous successful exit in cannabis industry selling prior dispensary at highest price of any IL dispensary at the time in 2019

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$75,000
Offering Deadline	January 17, 2023

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering

Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$124,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Equipment - Security System	$40,000	$70,000
Fixtures - Product Displays	$10,000	$15,000
Fixtures - Product Shelving	$10,000	$15,000
Art Installation - Exterior Mural Art	$9,937	$15,630
Mainvest Compensation	$5,062.5	$8,370
TOTAL	$74,999.5	$124,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

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Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	0.6 - 1.0%[2]
Payment Deadline	2025-12-31
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.6 x 1.4 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar month ending not more than thirty days after the end of the first calendar year after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	2.9%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 0.6% and a maximum rate of 1.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$75,000	0.6%
$87,250	0.7%
$99,500	0.8%
$111,750	0.9%
$124,000	1.0%

[3] To reward early participation, the investors who contribute the first $22,500.0 raised in the offering will receive a 1.6x cap. Investors who contribute after $22,500.0 has been raised in the offering will receive a 1.4x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Membership Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	MANAGER MANAGED
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

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Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Brad Zerman	30%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
BRAD ZERMAN	$304,027	12%	08/31/2025	N/A

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

CEO Brad Zerman has acquired certain real property with plans to construct a "white-box" structure and lease to the company, at market rates, to conduct retail operations of the company.

(S) The Company's Financial Condition

No operating history

Seven Point was established in November 2018. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Other outstanding debt or equity

As of August 30, 2022, Seven Point has debt of $304,326 outstanding and a cash balance of $824. This debt is sourced primarily from CEO Brad Zerman and will be senior to any investment raised on Mainvest. In addition to Seven Point's outstanding debt and the debt raised on Mainvest, Seven Point may require additional funds from alternate sources at a later date.

Historical milestones

Seven Point has no operations as of August 2022; however Seven Point has achieved the following milestones to-date:

- Seven Point is the Social Equity Justice Involved Lottery winner for the Danville BLS Region;

- Selected Site Location for new construction adult-use cannabis dispensary in Danville, Illinois (Seven Point's location is the closest adult-use dispensary to Indianapolis, Indiana; also Golden Nugget Casino opening .5 miles from Seven Point up the road with 640 car parking lot);

- Received Danville City Council Special Permit to open an adult-use dispensary and to locate within 1500 feet of existing adult-use dispenary, "Sunnyside;"

- Received new street address from USPS - 380 Eastgate Drive;

- Seven Point submitted its Notice of Proper Zoning Form and other documentation (Exhibit B to the Conditional License Application) to the Illinois Dept. of Professional Regulation;

- Seven Point affiliated companies, "Harvard Grow" and "Seven Point Growing of Illinois LLC," were each awarded IL Craft Grower licenses and enable those companies to grow cannabis and manufacture any and all cannabis infused products determined by the Company;

- Seven Point affiliated company, Seven Point Growing of Illinois LLC was awarded a Transportation license, which will be used to transport wholesale cannabis products to IL dispensaries and other cannabis business licensees involved in collaboration with Seven Point;

- Seven Point has already agreed with Cresco CEO to purchase wholesale cannabis products from Cresco and to work with Cresco to increase the overall cannabis market in Danville. Cresco is the largest cannabis company in the U.S. and their dispensary brand, "Sunnyside," is located across the street from Seven Point;

- CEO Zerman provided a 45 minute informational presentation, with Q and A, to the Danville Mayor and City Council on cannabis consumption lounges at the April 5, 2022 City Council meeting. The matter has not yet been taken for a vote. Zerman will begin discussions with the City Planner/City Council again once the dispensary is operational.

Historical financial performance is not necessarily predictive of future performance.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$6,359,063	$23,384,050	$29,925,000	$30,224,250	$30,526,493
Cost of Goods Sold	$3,811,387	$13,628,259	$17,269,610	$17,449,958	$17,632,262
Gross Profit	$2,547,676	$9,755,791	$12,655,390	$12,774,292	$12,894,231
EXPENSES					
Total Operating Expenses	$1,130,660	$2,837,243	$2,898,564	$2,956,311	$3,015,421
Operating Profit	$1,417,016	$6,918,548	$9,756,826	$9,817,981	$9,878,810

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

Because Banks may not be willing to do business with a cannabis entity for the reasons discussed above, any repayments owned under the Revenue Sharing Note will be fully administered by the Company likely not processed by a financial institution. This means it is unlikely that the Company will be able to provide payments via ACH returns, and may need to rely on other sources, such as personal checks and/or third party financial applications. This other sources may subject repayments to additional fees or risks, and will be subject to any applicable terms and conditions

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$-216,853.00	$-191,955.24

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V